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EXHIBIT 11

COASTCAST CORPORATION
COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended March 31,
	2001	2000
Common stock outstanding at beginning of period	7,641,769	7,701,571
Exercise of stock options	34,273	—

Common stock outstanding at end of period	7,676,042	7,701,571

Weighted average shares outstanding, for computation of basic EPS	7,673,996	7,701,571
Dilutive effect of stock options after application of treasury stock method	15,289	144,268

Total diluted weighted average shares outstanding, for computation of diluted earnings per share	7,689,285	7,845,839

Net (loss) income	$(657,000)	$2,952,000

Net (loss) income per common share — basic	$(0.09)	$0.38

Net (loss) income per common and common equivalent share — diluted	$(0.09)	$0.38

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  EXHIBIT 11